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                              September 23, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Amendment No. 3 to
Form 10-12B
                                                            Filed September 21,
2022
                                                            File No. 001-41322

       Dear Mr. Kamfar:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 3 to Form 10-12B filed September 21, 2022

       Exhibit 99.1
       Unaudited Pro Forma Combined Financial Statements, page 80

   1. We note your disclosure that limited partners other than you will own approximately 66%
                                                        of your Operating
Partnership following the Separation and Distribution. Please tell us the percentage of the
OP units held by entities other than Bluerock Residential Growth
                                                        REIT prior to the
Separation and Distribution. To the extent there is a significant disparity between these
percentages, please tell us what consideration you gave to
                                                        reflecting the pro
forma effect from the change in noncontrolling interests. Please refer to
                                                        Article 11 of
Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 R. Ramin Kamfar
Bluerock Homes Trust, Inc.
September 23, 2022
Page 2

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Ramin Kamfar
                                                          Division of
Corporation Finance
Comapany NameBluerock Homes Trust, Inc.
                                                          Office of Real Estate
& Construction
September 23, 2022 Page 2
cc:       Victor Goldfeld, Esq.
FirstName LastName